SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE GENERAL EXTRAORDINARY
SHAREHOLDER’S MEETING
HELD ON 19 OF JUNE, 2006

I. DATE, TIME AND PLACE: 19 of June, 2006, at 8:00 hours, at offices of the Company, located in the City of São Paulo, State of São Paulo, Rua Gomes de Carvalho, No. 1.629, 15TH floor. II. CALL: The call edital was published on 02, 03 and 06 of June, 2006, in the Diário Oficial do Estado de São Paulo and 02, 05, and 06 of June, 2006, in Valor Econômico. III. ATTENDANCE: attended the meeting shareholders representing the total voting capital. IV. BOARD COMPOSITION: Mr. Constantino de Oliveira Júnior, as President and Mr. Henrique Constantino, as Secretary. V. AGENDA: Analysis, discussion, and voting on (a) the issuance, for public distribution, of up to 100,000 (one hundred thousand) debentures, in a single series, with no preference or privileges, convertible in preferred shares issued by Gol Linhas Aéreas Inteligentes S.A. (“Company”), with maturity established to be 2026, amounting, on the issue date, the value equivalent in reais of up to US$ 100,000,000.00 (one hundred million dollars), and (b) an international offer of securities convertible into preferred shares issued by the Company, amounting, on the issue date, the value of up to US$ 100,000,000.00 (one hundred million dollars), with maturity established to be 2026. VI. RESOLUTION: The shareholders resolve, by unanimity: approve the issuance of debt securities by the Company, for distribution in Brazil and abroad, in the aggregate amount, in the respective issue date, of up to US$ 100,000,000.00 (one hundred million dollars) or its equivalent in reais (“Aggregate Amount”), provided that the Aggregate Amount may be increased in accordance with the terms and conditions set forth herein. The Total Aggregate Amount will be shared between (i) the issuance, for distribution abroad (“International Offer”), of up to 100,000 (one hundred thousand) debt securities convertible into American Depositary Shares (“ADSs”) representing preferred shares issued by the Company, in the form of Convertible Senior Notes (“Notes” and “Notes Issue”), which will have the following terms and conditions: (a) Total Amount of the Notes Issue: the total amount of the Notes Issue will be of up to US$ 100,000,000.00 (one hundred million dollars), with the possibility of over allotment in the amount of up to US$15,000,000.00 (fifteen million dollars); (b) Nominal Amount: the nominal amount of each Note will be US$ 1,000.00 (one thousand dollars) (c) Convertibility and Convertibility Criteria: the Notes will be convertible, at the option of their holders, into ADSs representing preferred shares issued by the Company. The conversion rate will be determined by a procedure of collection of investment intentions (“bookbuilding”) to be carried out by the underwriters of the International Offer. The Conversion Rate may be adjusted in the events and conditions described in Annex III hereto. The holders of the Notes will have the option to convert them into ADSs in the events and conditions described in Annex I hereto; (d) Term for Maturity: the Notes will have a term of 20 (twenty) years; (e) Interest: The Notes will bear interest at a rate to be determined by a bookbuilding procedure, to be paid semi-annually. The Board of Directors of the Company will ratify the interest rate of the Notes as established through bookbuilding procedure; and (f) Guarantee: the Notes may be secured by a surety of Gol Transportes Aéreos S.A. (“GTA”); (ii) issuance, for public distribution (“Local Offer”), of debentures (“Debentures Issue”), all registered and nominal, in a single series, with no preference or privileges, convertible, at the option of its holders and with respect to certain conditions, into preferred shares issued by the Company, which will have the following terms and conditions: (a) Total Value of the Debentures Issue: the total amount of the issue will be the amount equivalent in reais up to US$100,000,000,00 (one hundred million dollars), converted, in the respective issue date, by the sale exchange rate for dollars as published by the electronic system of the Central Bank of Brazil – SISBACEN, transaction PTAX 800, Option 5 (“Exchange Rate”) regarding the closing of the trading on the business day immediately preceding the issue date; (b) Number of Series: the issue will be made in a single series; (c) Number of Securities: up to 100,000 (hundred thousand) Debentures will be issued; (d) Additional Quantity: the Company will have the option to increase the total amount of the Debentures Issue up to 20% (twenty per cent) pursuant to second paragraph of article 14 of Instruction No. 400 of the Brazilian Securities Commission (CVM), of 29 of December of 2003; (e) Nominal AmountAmount: the Nominal Amount of each Debenture will be the value in reais corresponding to US$ 1,000.00 (thousand dollars), converted in the respective issue date by the Exchange Rate (“Nominal Amount”); (f) Adjustment of Nominal Amount: the Nominal Amount of the Debentures will be adjusted by the rate of the fluctuation of the closing Exchange Rate; (g) Form and Specie: the Debentures will be of the specie with no preference or privilege (“quirografária”), convertible into preferred shares issued by the Company, being registered and nominal; (h) Convertibility and Convertibility Criteria: the Debentures will be convertible, at the option of their holders, into preferred shares issued by the Company. The conversion rate will be determined by a procedure of collection of investment intentions (bookbuilding) to be carried out by the underwriters of the Local Offer. The Conversion Rate may be adjusted in the events and conditions described in Annex III hereto. The holders of the Debentures will have the option to convert them into preferred shares issued by the Company in the events and conditions described in Annex II hereto; (j) Preemptive Right: the shareholders of the Company will not have preemptive rights in the subscription of the Debentures, pursuant to article 172, item I, of Law No. 6.404, of 15 of December of 1976, as amended (“Corporate Law”) and to the 2nd paragraph of the 6th article of the Company’s By-laws, being granted, despite of the latter, a 2 (two) business days priority, in the proportion of the quantity of shares they hold. The shareholders, which are registered in custody position with CBLC and/or with Banco Itaú S.A., after the clearing of the transactions on the date of publication of the market press release (Aviso ao Mercado) in which the term for the priority will begin; and (k) Guarantee: the Debentures may be secured by a surety of GTA; (iii) establish that the allocation of the Total Aggregate Amount between the International Offer and the Local Offer will be defined by virtue of the demand for the Notes and for the Debentures, to be verified in the bookbuilding procedure to be carry out, respectively, by International Offer underwriters and Local Offer underwriters, and ratified by the Board of Directors of the Company; (iv) approve the increase of the capital stock of the Company, within the limit of the authorized capital in accordance with the terms of the 1st paragraph of article 6 of the By-laws of the Company, as a result of the conversion (A) of the Notes into ADSs representing preferred shares issued by the Company, in accordance with the terms and conditions established in the Indenture, to be entered into by and between the Company and the trustee yet to be contracted for the Notes Issue; e (B) of the Debentures into preferred shares issued by the Company, in accordance with the terms and conditions established in the escritura de emissão of the Debentures, to be entered into by and between the Company and the agente fiduciário yet to be contracted for the Debentures Issue, being the Board of Directors of the Company authorized to execute all documents and take any actions for conversion of the Notes and/or the Debentures; (v) delegate to the Board of Directors of the Company powers to resolve in broad terms, being able to modify or complement, if necessary, (a) on the remaining conditions applicable to the Notes and to the Debentures, pursuant to items VI to VIII of article 59 of the Corporate Law, being also able to modify and complete the conditions herein established as it deems convenient; (b) if its is necessary, about others terms and conditions applicable to Notes, being also able to modify the terms and conditions herein established; (c) after the conclusion of the bookbuilding procedure, (I) on the total amount of the Notes Issue and the Debentures Issue and on the allocation of the Total Aggregate Amount between the Local Offer and the International Offer; (II) the interest rate applicable to the Notes and to the Debentures; and (III) the conversion rate of the Notes into ADSs representing preferred shares of the Company and of Debentures into preferred shares of the Company; (d) on the opportunity of the Debentures Issue and the Notes Issue, the date for the issuance of the Local Offer and the International Offer and on the extinguishing of the Debentures and of the Notes, as the case may be; (vi) authorize the officers of the Company to (a) contract one or more financial institutions qualified to carry out the International Offer and the Local Offer; (b) contract the trustee, the agente fiduciário, the paying and registrar bank, paying agent, rating agencies and the other service providers relating to the Notes and to the Debentures; and (c) carry out any necessary procedures and execute all agreements and documents necessary for the implementation of the International Offer and the Local Offer. VIII. CLOSING AND APPROVAL OF THE MINUTES: Nothing else to be resolved, the works were suspended for the time necessary to register this minute. Reopened the works, the present minute was read and, found in conformity, executed by all present shareholders. IX. PLACE AND DATE: São Paulo, 19 of June of 2006. President – Mr. Constantino de Oliveira Júnior; Secretary – Mr. Henrique Constantino. Attending Shareholders.

The present is a truthful copy of the minute registered in the proper book.

Constantino de Oliveira Júnior
President

Henrique Constantino
Secretary

Annexes:

Annex I – Terms and Conditions for the Conversion of the Notes
Annex II – Terms and Conditions for the Conversion of the Debentures
Annex III – Adjustment of the Conversion Rate of the Notes and the Debentures

ANNEX I TO THE MINUTES OF THE GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING OF GOL LINHAS AÉREAS INTELIGENTES S.A. HELD ON JUNE, 19 2006.

Terms and Condition for the Conversion of the Notes

1. Conditions for Conversion. The holders of the Notes shall have the right, at such holder’s option, to convert the Notes into ADSs up to the maturity date, in integral multiples of the Nominal Amount, under the following circumstances:

(a) The Notes shall be convertible in any calendar quarter commencing at any time after September 30, 2006 (each of this quarters, the “Conversion Quarter”) (and only during the Conversion Quarter, in relation to the calculation made on the immediately previous quarter (each immediately preceding quarter in which a calculation has been made, the “Reference Quarter”), if the closing sale price (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) with respect to the ADSs, for the principal U.S. securities exchange on which the ADSs is traded or, if the ADSs are not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market, or with respect to the Preferred Shares, the price being traded in the floor trade of the Bolsa de Valores de São Paulo - Bovespa or reported by Bovespa (“Last Reported Sale Price”) for at least 20 trading days, consecutive or not, in a period of 30 consecutive trading days ending on the last trading day of the Reference Quarter is more than 120% of the result of the division of US$ 1,000.00 by the Conversion Rate in effect in such day (“Conversion Price”) per ADSs, applicable in the last trading day of the Reference Quarter. The Conversion Agent will determine at the beginning of each calendar quarter whether the Notes are convertible based on this condition and notify the Company and the trustee.

(b) The Notes shall be convertible during the five business day period immediately after any five consecutive trading day period (the “Measurement Period”) in which the trading price per US$1,000 of principal amount of Notes for each day of such Measurement Period was less than 98% of the product of (i) the Last Reported Sale Price on such date; and (ii) the Conversion Rate on such date, all as determined by the trustee. The ttrustee shall have no obligation to determine the trading price of the Notes unless requested by the Company to do so, and the Company shall have no obligation to make such request unless a holder of a Note provides the Company with reasonable evidence that the trading price of the Notes would be less than 98% of the product of (a) the Last Reported Sale Price on such date and (b) the applicable Conversion Rate. In this case, the Company shall instruct the trustee to determine the trading price beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 98% of the product of (a) the Last Reported Sale Price on such date and (b) the applicable conversion rate. If the trading price condition has been met, the Company shall so notify the holders of Notes. If, at any time after the trading price condition has been met, the trading price per US$1,000 principal amount of Notes is greater than 98% of the product of (A) the then-applicable Conversion Rate and (b) the Last Reported Sale Price of the ADSs on such date, the Company shall so notify the holders of Notes.

(c) The Notes shall be convertible in case of early redemption. In this case, the holders of the Notes object of the redemption may request their conversion, fully or partially, into ADSs at any time prior to the close of business on the Business Day prior to the Redemption Date. Notes in respect of which a holder has delivered a put right purchase notice may not be surrendered for conversion until the holder has withdrawn such notice.

(d) The Notes shall be convertible into ADSs if the Company carry out one of the following events (each event, a “Corporate Conversion Event”):

(i) distribute to all or substantially all holders of preferred shares issued by the Company (including holders of ADSs) rights entitling them to purchase, for a period expiring within 60 days after the record date for such distribution, preferred shares issued by the Company at a price less than the Last Reported Sale Price of the Preferred Shares on the trading day immediately preceding the declaration date of such distribution; or

(ii) distribute to all or substantially all holders of preferred shares issued by the Company (including holders of ADSs), assets or debt securities of the Company or rights to purchase the Company’s securities, which distribution has a per Preferred Share value, as determined by the Board of Directors of the Company, exceeding 10% of the Last Reported Sale Price on the day immediately preceding the date of declaration of such distribution.

The Company shall notify holders of the Notes of the occurrence of a Corporate Conversion Event at least 35 business days prior to the Ex-Dividend Date for such distribution. After the date of such notice (including), the holders of Notes may request the conversion of the Notes at any time until the earlier of (A) the close of business on the business day immediately preceding the Ex-Dividend Date for such distribution or (B) the date the Company announces that Corporate Conversion Event will not take place.

(e) The Notes shall be convertible into ADSs:

(i) in the event of (a) change of control of the Company; (b) the Preferred Shares cease to be traded in Bovespa; (c) the ADSs are not listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq National Market traded (“Fundamental Change”) or,

(ii) if the Company consolidates with or merges with or into another person or is a party to a binding share exchange or conveys, transfers, sells, leases or otherwise disposes of all or substantially all of its properties and assets, in each case pursuant to which the Preferred Shares (including those represented by ADSs) would be converted into cash, securities and/or other property.

In this case a holder may surrender Notes for conversion at any time from and after the 30th calendar day (including) prior to the anticipated effective date of such transaction or event, or if such event also constitutes a Fundamental Change, until the date of the purchase of the Notes in relation to such Fundamental Change. The holders of Notes that convert the Notes in relation to a Fundamental Change shall also be entitled to the increase in the Conversion Rate, as specified in Annex III. The Company shall give notice to all holders of Notes and the trustee 30 days prior to the effective date of any Fundamental Change and or of the events described in item (ii) above. For purposes of this item (e), a conversion will be considered as a result of a Fundamental Change if the referred conversion is carry out during a period between (and including) the effective date of the referred Fundamental Change up (and including) the trade day immediately preceding the previous date in which the Company is obliged to purchase the Notes in connection with a Fundamental Change.

(f) Notwithstanding anything herein to the contrary, the holder of the Notes may convert the Notes into ADSs at any time on or after 2010, on a date yet to be defined by the Board of Directors of the Company, including, until the closing of business on the business day immediately preceding the maturity date of the Notes.

2. Payment and Form of Payment.

The Company will satisfy the Conversion Obligation with respect to each US$1,000 principal amount of Notes tendered for conversion in cash and ADSs, by delivering, on the third trading day immediately following the last day of the related Observation Period, cash and ADSs, equal to the sum of the Daily Settlement Amounts (as defined below) for each of the 10 trading days during the related Observation Period. The Daily Settlement Amounts shall be determined by the Company promptly following the last day of the Observation Period. The Company will deliver cash in lieu of fractional ADSs.

The Company may, at its criteria, pay the Daily Excess Amount (as defined below) (i) by delivering ADSs; (ii) delivering cash; or (iii) by delivering part in ADSs and part in Cash. For that purpose, until the close of the business on the business day immediately preceding the first trade day of the applicable Observation Period, the Company may establish, at its criteria and without limitation, in relation to one or more Notes, a percentage of the Daily Excess Amount that will be paid in cash. In case such percentage is determined by the Company, (A) the amount of cash that the Company will deliver in respect of each trading day in the Observation Period will equal the product of: (a) the percentage indicated by the Company and (b) the Daily Excess Amount for such trading day; (B) the number of ADSs deliverable in respect of each trading day in the applicable Observation Period will equal to the product of (i) 100% minus the percentage indicated by the Company and (ii) the Daily Excess Amount for such trading day, divided by the Daily VWAP of the ADSs for such trading day. The Company may, at its option, revoke any notice regarding the payment of a percentage of the Daily Excess Amount in cash, through written notice to the trustee, provided that such notice be sent by the close of business on the trading day immediately preceding the start of the applicable Observation Period. If the Company does not specify a percentage to be paid in cash by the close of business on the trading day immediately preceding the start of the applicable Observation Period, the Company shall settle the Daily Excess Amount (for each trading day in the applicable Observation Period) fully by the delivery of ADSs.

For purposes of this Annex, (i) “Reference Date” means the date corresponding to the third trading day immediately after the last day of the respective Observation Period; (ii) “Observation Period”, means, for each Note, the 10 consecutive trading day period beginning on and including the second trading day after the related Conversion Date in respect of such Note; (iii) “Daily VWAP”, for the ADSs means, for each of the 10 consecutive trading days during the Observation Period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page [GOL <equity> AQR] in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such trading day (or if such volume-weighted average price is unavailable, the market value of one ADS on such trading day as the Board of Directors determines in good faith using a volume-weighted method); (iv) “Daily Conversion Value”, means, for each of the 10 consecutive trading days during the Observation Period, one-tenth (1/10) of the product of (a) the applicable Conversion Rate and (b) the Daily VWAP of the ADSs on such day; (vi) “Daily Settlement Amount” for each of the 10 trading days during the Observation Period, the difference between US$100 and the Daily Conversion Value in relating to such trading day; and (vii) “Ex-Dividend Date” means, the first date upon which a sale of the preferred shares issued by the Company in Bovespa does not automatically transfer the right to receive the relevant dividend from the seller of the Preferred Shares to its buyer.

ANNEX II TO THE MINUTES OF THE GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING OF GOL LINHAS AÉREAS INTELIGENTES S.A. HELD ON JUNE, 19 2006.

Terms and Condition of the Conversion of the Debentures

1. Conditions for Conversion. The holders of the Debentures shall have the right, at such holder’s option, to convert the Debentures into preferred shares issued by the Company (“Preferred Shares”) up to the maturity date, in integral multiples of the uptaded Nominal Amount (excluding interests, as from the last capitalization period) under the following circumstances:

(a) The Debentures shall be convertible in any calendar quarter commencing at any time after September 30, 2006 (each of this quarters, the “Conversion Quarter”) (and only during the Conversion Quarter, in relation to the calculation made on the immediately previous quarter (each immediately preceding quarter in which a calculation has been made, the “Reference Quarter”)), if the closing sale price (or, if no closing sale price is reported, the average of the bid and ask prices) of the Preferred Shares as traded in the floor trade of the Bolsa de Valores de São Paulo - Bovespa or reported by Bovespa in certain date without taking into account trades occurred after the closing of the floor trade “after market” or private trading (“Last Resported Sale Price”), for at least 20 trading days, consecutive or not, in a period of 30 consecutive trading days ending on the last trading day of the Reference Quarter is more than 120% of the result of the division of the Nominal Amount by the Conversion Rate in effect in such day (“Conversion Price”) per Preferred Share, applicable in the last trading day of the Reference Quarter. If the Preferred Shares are not listed for trading, the Last Reported Sale Price will be the average of the selling and buying price of the Preferred shares on the relevant date, as obtained with investment banks with known reputation in Brazil. The agente fiduciário shall verify such values and notify the Company, the paying and registrar bank and the holders of Debentures, in two business days counted as from the end of the respective Reference Quarter, in case the above condition occurs through notification to the holders of debentures.

(b) The Debentures shall be convertible during the five business day period immediately after any five consecutive trading day period (the “Measurement Period”) in which the trading price of the Debentures for each day of such Measurement Period was less than 98% of the product of (i) the Last Reported Sale Price on such date; and (ii) the Conversion Rate on such date. The agente fiduciário shall have no obligation to determine the trading price of the Debentures unless requested by the Company to do so, and the Company shall have no obligation to make such request unless a holder of a Note provides the Company with reasonable evidence that the trading price of the Notes would be less than 98% of the product of (a) the Last Reported Sale Price on such date and (b) the applicable Conversion Rate. In this case, the Company shall instruct the agente fiduciário to determine the trading price beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 98% of the product of (a) the Last Reported Sale Price on such date and (b) the applicable Conversion Rate. If the trading price condition has been met, the Company shall so notify the agente fiduciário in order for it to nofify the holders of Debentures. In case the agente fiduciário is not able to verify at least one trading price, the conversion condition described in this item (b) will be deemed as not being satisfied. The Debentures may yet be converted into Preferred Shares during the period of 5 (five) business days following the date in which the agente fiduciário inform the holders of Debentures, that the Notes may be converted into ADSs pursuant to the terms of item 1 (b) of Annex I herein.

(c) The Debentures shall be convertible in case of early redemption. In this case, the holders of the Debentures object of the redemption (after the division or assortment, as the case may be, if applicable) may request their total or partial conversion into Preferred Shares at any time prior to the close of business on the Business Day prior to the redemption date. Debentures in respect of which a holder has delivered a put right purchase notice may not be surrendered for conversion until the holder has withdrawn such notice.

(d) The Debentures shall be convertible into Preferred Shares if the Company carry out one of the following events (each event, a “Corporate Conversion Event”):

(i) distribute to all or substantially all holders of preferred shares issued by the Company (including holders of ADSs) rights entitling them to purchase, for a period expiring within 60 days after the record date for such distribution, preferred shares issued by the Company at a price less than the Last Reported Sale Price of the Preferred Shares on the trading day immediately preceding the declaration date of such distribution; or

(ii) distribute to all or substantially all holders of preferred shares issued by the Company (including holders of ADSs), assets or debt securities of the Company or rights to purchase the Company’s securities, which distribution has a per Preferred Share value, as determined by the Board of Directors of the Company, exceeding 10% of the Last Reported Sale Price on the day immediately preceding the date of declaration of such distribution.

The Company shall notify holders of the Debentures of the occurrence of a Corporate Conversion Event at least 35 business days prior to the Ex-Dividend Date for such distribution. After the date of such notice (including), the holders of Debentures may request the conversion of the Debentures at any time until the earlier of (A) the close of business on the business day immediately preceding the Ex-Dividend Date for such distribution or (B) the date the Company announces that Corporate Conversion Event will not take place.

(e) The Debentures shall be convertible into Preferred Shares:

(i) in the event of change of control of the Company or if the Preferred Shares cease to be traded in Bovespa; (“Fundamental Change”),

(ii) if the Company consolidates with or merges with or into another person or is a party to a binding share exchange or conveys, transfers, sells, leases or otherwise disposes of all or substantially all of its properties and assets, in each case pursuant to which the Preferred Shares (including those represented by ADSs) would be converted into cash, securities and/or other property.

In this case a holder may surrender Debentures for conversion at any time from and after the 30th calendar day (including) prior to the anticipated effective date of such transaction or event, or if such event also constitutes a Fundamental Change, until the date of the purchase of the Debentures in relation to such Fundamental Change. The holders of Debentures that convert the Debentures in relation to a Fundamental Change up to 2011, on a date yet to be determined by the Board of Directors of the Company, shall also be entitled to the increase in the Conversion Rate, as specified in Annex III. The Company shall give notice to the agente fiduciário and the paying and registrar bank and publish a notice to all holders of Debentures 30 days prior to the effective date of any Fundamental Change and or of the events described in item (ii) above. For purposes of this item (e), a conversion will be considered as a result of a Fundamental Change if the referred conversion is carry out during a period between (and including) the effective date of the referred Fundamental Change up (and including) the trade day immediately preceding the previous date in which the Company is obliged to purchase the Debentures in connection with a Fundamental Change.

(f) Notwithstanding anything herein to the contrary, the holder of the Debentures may convert the Debentures into Preferred Shares at any time on or after 2010, on a date yet to be determined by the Board of Directors of the Company, inclusive, until the closing of business on the business day immediately preceding the maturity date of the Debentures.

2. Payment on the Occurrence of Conversion. In the event of conversion, the Company will pay, on the earlier of the 1st or 15th day of the following month after the Reference Date, and for each of the 10 trade days of the referred Observation Period:

(a) an amount in cash equivalent to the lower value between (i) the amount in reais equivalent to US$100 (one hundred United States Dollars), converted, on the date of the respective payment, by the selling exchange rate of reais per United States Dollars published by SISBACEN, transaction PTAX 800, Option 5, regarding the closing of the business on the day immediately preceding the payment date; and (ii) the Daily Conversion Value relating to such date; and

(b) for the Daily Conversion Value that exceed the value in reais equivalent to US$100 (one hundred United States dollars) (converted into reais as referred above), a number of Preferred Shares (the “Remaining Shares”) equal to the amount by which the Daily Conversion Value of the respective trade day exceed the value in reais equivalent to US$100 (one hundred United States Dollars) (converted into reais as referred above) divided by the Daily Average Price of the Preferred Shares in such date (such result, the “Daily Excess Amount”), with observation to item 3 below.

The Company will deliver cash in lieu of fractional ADSs.

3. Form of Payment. The Company may, at its sole discretion, pay the Daily Excess Amount (i) by delivering Preferred Shares; (ii) by delivering cash; or (iii) by delivering part of the amount due in Preferred Shares and part in cash. For that purpose, until the close of the business on the business day immediately preceding the first trade day of the applicable Observation Period, the Company may establish, at its criteria and without limitation, in relation to one or more Debentures, a percentage of the Daily Excess that will be paid in cash. In case such percentage is determined by the Company, (A) the amount of cash that the Company will deliver in respect of each trading day in the Observation Period will equal the product of: (a) the percentage indicated by the Company and (b) the Daily Excess Amount for such trading day; (B) the number of Preferred Shares deliverable in respect of each trading day in the applicable Observation Period will equal to the product of (i) 100% minus the percentage indicated by the Company and (ii) the Daily Excess Amount for such trading day, divided by the Daily Average Price of the Preferred Shares for such trading day. The Company may, at its option, revoke any notice regarding the payment of a percentage of the Daily Excess in cash, through written notice to the paying and registrar bank (with copy to the agente fiduciário), provided that such notice be sent by the close of business on the trading day immediately preceding the start of the applicable Observation Period. If the Company does not specify a percentage to be paid in cash by the close of business on the trading day immediately preceding the start of the applicable Observation Period, the Company shall settle the Daily Excess Amount (for each trading day in the applicable Observation Period) fully by the delivery of Preferred Shares.

For purpose of this Annex II, (i) “Reference Date” means, the date corresponding to the third trading day immediately after the last day of the respective Observation Period; (ii) “Observation Period”, means, for each Debenture, the 10 consecutive trading day period beginning on and including the second trading day after the date in which a holder of Debenture sends a conversion solicitation to the paying and registrar bank; (iii) “Daily Average Price”, means, for each of the 10 consecutive trading days during the Observation Period, the per share volume-weighted average price of the Preferred Shares in the regular period of the floor trade of Bovespa (excluding the after market), as published by Bovespa in relation to each of such dates, or, in case such information is not available in relation to one or more days of floor trade, the market value of one Preferred Share on such trading day as the Board of Directors determines in good faith using a volume-weighted method; (iv) “Daily Conversion Value”, means, for each of the 10 consecutive trading days during the Observation Period, one-tenth (1/10) of the product of (a) the applicable Conversion Rate and (b) the Daily Average Price of the Preferred Shares on such day; e (vi) “Ex-Dividend Date” means, the first date upon which a sale of the preferred shares issued by the Company in Bovespa does not automatically transfer the right to receive the relevant dividend from the seller of the Preferred Shares to its buyer.

ANNEX III TO THE MINUTES OF THE GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING OF GOL LINHAS AÉREAS INTELIGENTES S.A. HELD ON JUNE, 19 2006.

Adjustment of the Conversion Rate of the Notes and the Debentures

1. Adjustment to the Conversion Rate: The Conversion Rate shall be adjusted from time to time by the Company as follows:

(a) In case the Company shall issue Preferred Shares as a dividend or distribution to holders of the outstanding Preferred Shares (including Preferred Share bonus or as a result of the capitalization of profit or reserves), or shall effect a subdivision into a greater number of Preferred Shares or combination into a lesser number of Preferred Shares, the Conversion Rate shall be adjusted based on the following formula:

where

CR0= the Conversion Rate in effect immediately prior to the Ex-Dividend Date for such dividend or distribution, or the effective date of such Preferred Share subdivision or Preferred Share combination, as the case may be;

CR’ = the Conversion Rate in effect immediately after the Ex-Dividend Date for such dividend or distribution, or the effective date of such Preferred Share subdivision or Preferred Share combination, as the case may be;

OS0= the number of Preferred Shares outstanding immediately prior to the Ex-Dividend Date for such dividend or distribution, or the effective date of such Preferred Share subdivision or Preferred Share combination, as the case may be; and

OS’ = the number of Preferred Shares outstanding immediately after the Ex-Dividend Date for such dividend or distribution, or the effective date of such Preferred Share subdivision or Preferred Share combination, as the case may be.

(b) In case the Company shall issue to all or substantially all holders of its outstanding Preferred Shares rights (including subscription bonuses) or warrants entitling them (for a period expiring within sixty (60) calendar days from the date for such distribution) to subscribe for or purchase Preferred Shares at a price per Preferred Share less than the Last Reported Sale Price of the Preferred Shares on the Business Day immediately preceding the date of announcement of such distribution, the Conversion Rate shall be adjusted based on the following formula:

where

CR0 = the Conversion Rate in effect immediately prior to the Ex-Dividend Date for such distribution;

CR’ = the Conversion Rate in effect immediately after the Ex-Dividend Date for such distribution;

OS0 = the number of Preferred Shares outstanding immediately prior to the Ex-Dividend Date for such distribution;

X = the total number of Preferred Shares issuable pursuant to such rights; and

Y = the number of Preferred Shares equal to the aggregate price payable to exercise such rights or warrants divided by the average of the Last Reported Sale Prices of Preferred Shares over the ten consecutive trading-day period ending on the Business Day immediately preceding the Ex-Dividend Date for such distribution.

(c) In case the Company shall distribute shares (other than the ones covered by item 1(a) above) evidences of its indebtedness or other assets or property of the Company to all or substantially all holders of its Preferred Shares, (including securities, but excluding (i) rights or warrants covered by item 1(b) or dividends or distributions covered by item 1(e) and (iii) distributions described in item 1(d)), the Conversion Rate shall be adjusted based on the following formula:

where

CR0= the Conversion Rate in effect immediately prior to the Ex-Dividend Date for such distribution;

CR’ = the Conversion Rate in effect immediately after the Ex-Dividend Date for such distribution;

SP0= the average of the Last Reported Sale Prices of the Preferred Shares over the ten consecutive trading-day period ending on the Business Day immediately preceding the Ex-Dividend Date for such distribution; and

FMV = the fair market value (as determined by the Board of Directors) of the Distributed Property distributed with respect to each outstanding Preferred Share on the Ex-Dividend Date for such distribution.

(d) With respect to an adjustment pursuant to item 1 (c) above, if the Company makes a payment of a dividend or other distribution on the Preferred Shares in the form of shares of any class or series (or any other title or security representing capital stock) of or relating to a subsidiary, direct or indirectly controlled by it, or other business unit of the Company, the Conversion Rate will be adjusted based on the following formula:

where

CR0= the Conversion Rate in effect immediately prior to the tenth trading day immediately following, and including the effective date of the transaction described in this item (d);

CR’ = the Conversion Rate in effect immediately after the tenth trading day immediately following, and including the effective date of the transaction described in this item (d);

FMV0 = the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of Preferred Shares applicable to one Preferred Share over the first ten consecutive trading-day period after the effective date of the transaction described in this item (d); and

MP0 = the average of the Last Reported Sale Prices of Preferred Shares over the first ten consecutive trading-day period after the effective date of the transaction described in this item (d).

(e) In case the Company shall pay a dividend or make a distribution consisting exclusively of cash to all or substantially all holders of its Preferred Shares (including interest on capital stock pursuant to Law No. 9.249/96, as amended), other than regular quarterly cash dividends that do not exceed US$0.10 (converted, in case of the Debentures, in the date of payment by the exchange rate for sale of reais into United States dollars as published by SISBACEN, PTAX 800 transaction, Option 5, regarding the day immediately preceding the referred date of payment) per Preferred Share (the “Initial Dividend Threshold”), the Conversion Rate shall be adjusted based on the following formula:

where

CR0= the Conversion Rate in effect immediately prior to the Ex-Dividend Date for such distribution;

CR’ = the Conversion Rate in effect immediately after to the Ex-Dividend Date for such distribution;

SP0= the average of Last Reported Sale Prices of the Preferred Shares over the ten consecutive trading-day period ending on the business day immediately preceding the Ex-Dividend Date for such distribution; and

C = in the case of a regular quarterly dividend, the amount in cash per Preferred Share the Company distributes to holders of Preferred Shares in excess of the Initial Dividend Threshold, or, in the case of any other dividend or distribution, the full amount of such dividend or distribution per Preferred Share the Company distributes to holders of the Preferred Shares.

The Initial Dividend Threshold is subject to adjustment in a manner inversely proportional to adjustments to the Conversion Rate.

(f) In case the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for all or any portion of the Preferred Shares, if the consideration for the payment per Preferred Share exceeds the Last Reported Sale Price of the Preferred Shares on the trading day next succeeding the last date on which tenders or exchanges may be made (as the case may be), the Conversion Rate shall be adjusted based on the following formula:

where

CR0= the Conversion Rate in effect on the date immediately following the date such tender or exchange offer expires;

CR’ = the Conversion Rate in effect on the second day immediately following the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for Preferred Shares purchased in such tender or exchange offer;

OS0= the number of Preferred Shares outstanding immediately prior to the date such tender or exchange offer expires;

OS’ = the number of Preferred Shares outstanding immediately after the date such tender or exchange offer expires; and

SP’ = the average of the Last Reported Sale Prices of Preferred Shares over the ten consecutive trading-day period commencing on the trading day immediately after the date such tender or exchange offer expires.

(g) If a Fundamental Change that occurs prior to 2011, on a date yet to be defined by the Board of Directors of the Company, and if a holder of Debentures elects to convert its Debentures into Preferred Shares or if a holder of Notes elects to convert its Notes into ADSs, in period from and including the effective date of such Fundamental Change to and including the trading day prior to the mandatory purchase of Debentures or Notes related to such Fundamental Change the Conversion Rate will be increased by an additional number of Preferred Shares or ADSs, as the case may be (the “Additional Preferred Shares” and the “Additional ADSs”), to be calculated by the Board of Directors, provided that the quantity of Additional Preferred Shares and Additional ADSs will vary based on the date on which the Fundamental Change occurs or becomes effective and the Price Arising From a Fundamental Change and shall compensate the investors by the decrease of the value of the Debentures and of the Notes, as the case may be, as a result of the loss of the value of conversion of the Debentures and of the Notes as a result of a conversion resulting from Fundamental Change. The value of the option, for purposes of calculating the compensation referred to above, will be defined by the underwriters of the Local Offer and of the International Offer, respectively, based on usual methods for calculating options values. The Company shall give notice to the agente fiduciário and/or the trustee, as the case may be, and issue a press release no later than 30 calendar days prior to the anticipated effective date of the Fundamental Change.

The Price Arising From a Fundamental Change shall equal the Price Arising From a Fundamental Change applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate in effect immediately prior to the adjustment giving rise to the Price Arising From a Fundamental Change adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Preferred Shares or Additional ADSs, as the case may be, shall be adjusted in the same proportion of the Conversion Rate, as established in the escritura de emissão (except in the case of adjustment to the Conversion Rate with the purposes of adding Additional Preferred Shares or Additional ADSs).

(h) Notwithstanding the above and to the extent permitted by applicable law and subject to the applicable rules of the BOVESPA and the New York Stock Exchange, the Company from time to time may increase the Conversion Rate by any amount for a period of at least 20 days if the Board of Directors determines that such increase would be in the Company’s best interest. In addition, the Company may also (but is not required to) increase the Conversion Rate to avoid or diminish any income tax to holders of Preferred Shares (or ADSs) or rights to purchase Preferred Shares (or ADSs) in connection with any dividend or distribution of Preferred Shares or ADSs (or rights to acquire Preferred Shares or ADSs) or similar event. Whenever the Conversion Rate is increased pursuant to this terms, the Company, in relation to the Debentures, shall notify the paying and registrar bank (with copy to the agente fiduciário) and to the holders of Debentures in respect of such increase fifteen days prior to the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period during which it will be in effect, and in relation to the Notes, shall notify the holders of Notes in respect of such increase fifteen days prior to the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period during which it will be in effect.

(i) Notwithstanding the terms of this item 1, in any event that the Company be obliged to increase the Conversion Rate of the Notes into ADSs, the Company shall increase the Conversion Rate of the Debentures into Preferred Shares, in a fashion that guarantees the holders of Debentures a Conversion Rate at least equivalent to those of the Notes. The Company must inform the agente fiduciário and the holders of Debentures, in the term of two days counted from the communication in this regard.

(j) The applicable Conversion Rate will not be adjusted: (i) if (other than in connection with a share combination) the application of the foregoing formulae set forth above would result in a decrease in the Conversion Rate;; (ii) upon the issuance of any Preferred Shares to any plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Preferred Shares under any plan; (iii) upon the issuance of any Preferred Shares or options or rights to purchase those Preferred Shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of the Company’s Subsidiaries; (iv) upon the issuance of any Preferred Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in item 1(j)(iii) above; (v) for accrued and unpaid interest, if any; e (vi) if holders of the Debentures, or the holders of the Notes, participate, as a result of holding the Debentures or holding the Notes, as the case may be, at the same time and in the same manner as holders of Preferred Shares, as if such holders of the Notes held a number of preferred shares or ADSs equal to the then-applicable Conversion Rate, in any of the transactions described in items (a), (b), (c), (d), (e) e (f) above without having to convert their Notes. Additionally, specifically in regard to the Notes, if (i) if holders of ADSs are not eligible to participate in any of the transactions described in items (a), (b), (c), (d), (e) e (f) above; or (ii) appropriate adjustments to the number of Preferred Shares represented by each ADS have been made for any of the transactions described in items (a), (b), (c), (d), (e) e (f) above.

(k) The Conversion Rate will not be adjusted in case the difference between the conversion rate in effect and the adjusted conversion rate be equal or less than 1%, except (i) after a period of 1 (one) year of amounting adjustments inferior to 1%, event in which the adjustment will be carried out by the value amounted during the referred year, even if inferior to 1%; (ii) if a Fundamental Change occurs; (iii) in case of early redemption of the Debentures or of the Notes, as the case may be; or (iv) in the maturity date of the Debentures or of the Notes, as the case may be.

(l) If any of the following events occur, namely (i) any reclassification or change of the outstanding Preferred Shares, (ii) any consolidation, merger or combination of the Company with another person; ou (iii) any sale or conveyance of all or substantially all of the property and assets of the Company to any other person, in either case as a result of which holders of Preferred Shares (including Preferred Shares represented by ADSs) shall be entitled to receive cash, securities or other property or assets with respect to or in exchange for such Preferred Shares (including Preferred Shares represented by ADSs), the holders of Debêntures or the holders of Notes will be able to convert, respectively, the Debêntures or the Notes they hold (A) into cash (up to the amount equivalent to the Nominal Amount), duly updated, of the Debentures or of the Notes that they hold; and (B) in the same kind (and in the same proportion) of the value in cash, titles, or securities, or other goods or assets, equivalent to the Conversion Rate immediately prior to such transaction, that a holder of preferred shares issued by the Company (including holders of ADSs representing preferred shares) receive by the shares that they hold (“Reference Goods”), based on the applicable Conversion Rate.

For purposes of this Annex III, “Price Arising From a Fundamental Change”, means, the price paid per Preferred Share issued by the Company in connection with a Fundamental Change pursuant to which Additional Preferred Shares or Additional ADSs shall be added to the Conversion Rate as set forth in 1(g) above, which shall be equal to (a) if holders of Preferred Shares or ADS receive only cash in consideration for their preferred shares as a result of such Fundamental Change, the cash amount paid per Preferred Share; and (b) in all other cases, the average of the Last Reported Sale Prices over the five consecutive trading day period ending on the trading day preceding the effective date of the Fundamental Change.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.